Exhibit 99.3

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the years ended December 31, 2022, and 2021. This discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021 (the “financial statements”). Results are reported in United States dollars, unless otherwise noted. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the financial statements. Further information about the Company and its operations, including its Annual Information Form dated March 9, 2023 (the “Annual Information Form”) can be obtained on ir.ayrwellness.com, sec.gov, and www.sedar.com. The information contained on such websites are not a part of, nor are they incorporated by reference into, this Annual Report (or the equivalent thereof).

The effective date of this MD&A is March 9, 2023.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) national cannabis consumer packed goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. As of December 31, 2022, the Company employed approximately 2,800 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Arizona, Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, Lost in Translation, Haze, Road Tripper, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including Ayr, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the Ayr retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of December 31, 2022 Ayr operated 80 retail stores, located across Ayr’s portfolio.

The Company does not currently accept payments for products or services online.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the U.S., and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;
●	anticipated investment in and results of research and development;
●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	the Company’s ability to refinance its indebtedness and the terms of any such financing;
●	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;
●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s cash flows from operations;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	the concentrated voting control of the Company;
●	market volatility and the risks associated with selling of a substantial amount of equity voting shares;
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
●	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segment, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

Reconciliations are provided below.

Forward-Looking Financial Projections or Targets

The Company expects its financial results in the first quarter of 2023 to be consistent with industry trends, expecting sales and Adjusted EBITDA in Q1 2023 to be in line with Q4 2022. Management expects further growth in sales and Adjusted EBITDA in 2023 as future milestones come online. This guidance assumes pricing continues to stabilize relative to the prior year, with more modest price compression in 2023.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Review of the Financial Results for the Three Months and Years Ended December 31, 2022 and 2021

Adjusted EBITDA Reconciliation for the Three Months and Years Ended December 31, 2022 and 2021

	Three Months Ended (unaudited)		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
(In thousands)	$	$	$	$
Loss from operations (GAAP)	(176,226)	(13,859)	(243,017)	(56,007)

Incremental costs to acquire cannabis inventory in a business combination	—	2,453	6,216	43,864
Interest (within cost of goods sold “COGS”)	1,224	486	4,199	1,408
Depreciation and amortization (from statement of cash flows)	25,284	21,010	92,839	58,834
Acquisition costs	852	3,837	5,991	9,002
Stock-based compensation, non-cash	17,374	6,767	46,822	27,155
Impairment of goodwill	148,531	—	148,531	—
Start-up costs[1]	3,016	3,594	12,457	10,031
Other[2]	5,958	1,848	12,794	3,688
Loss (gain) on sale of assets	—	—	(8)	—
	202,239	39,995	329,841	153,982

Adjusted EBITDA (non- GAAP)	26,013	26,136	86,824	97,975

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Adjusted Gross Profit Reconciliation for the Three Months and Years Ended December 31, 2022 and 2021

	Three Months Ended (unaudited)		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
(In thousands)	$	$	$	$
Gross profit (GAAP)	55,122	51,237	190,445	138,098

Incremental costs to acquire cannabis inventory in a business combination	—	2,453	6,216	43,864
Interest (within COGS)	1,224	486	4,199	1,408
Depreciation and amortization (within COGS)	10,507	7,276	35,982	18,175
Start-up costs (within COGS)	747	1,875	3,900	5,709
Other (within COGS)	2,883	—	7,766	—

Adjusted Gross Profit (non-GAAP)	70,483	63,327	248,508	207,254

Three Months Ended December 31, 2022 Compared to the Three Months Ended December 31, 2021 (unaudited)

Revenues, net of Discounts

Revenues, net of discounts for the three months ended December 31, 2022, and 2021, were $124,623 and $111,769, respectively, increasing $12,854 or 11.5%. Revenue growth was primarily driven by retail sales growth of approximately 17%. The key retail drivers include sales growth in Florida as well as increased sales from New Jersey adult-use conversion which launched in June 2022. Retail sales growth was partially offset by a decrease in wholesale revenues of approximately 20%, primarily driven by a decrease in Massachusetts wholesale due to price compression in the market.

Disaggregation of Revenue

	Three Months Ended
	December 31, 2022	December 31, 2021
(In thousands)	$	$
Retail revenue	111,487	95,251
Wholesale revenue	13,136	16,518
Total revenue, net	124,623	111,769

Gross Profits

Gross profits for the three months ended December 31, 2022, and 2021, were $55,122 and $51,237, respectively, an increase of $3,885 or 7.6%. Gross profit percentage for the three months ended December 31, 2022 and 2021 was 44.2% and 45.8%, respectively. Adjusted Gross Profit (non-GAAP) for the three months ended December 31, 2022, and 2021, was $70,483 and $63,327, respectively, increasing $7,156 or 11.3%. Adjusted Gross Profit percentage (non-GAAP) for the three months ended December 31, 2022 and 2021, was 56.6% and 56.7%, respectively. The increase in Gross Profit and Adjusted Gross Profit was directly attributable to the revenue increase as described above. The fluctuation in Adjusted Gross Profit percentage, was driven by an increase in internal sourcing of retail sales from 41% to 65%, improving margins, which was fully offset by price compression across many of the markets (with the exception of New Jersey).

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Total Operating Expenses

Total operating expenses for the three months ended December 31, 2022, and 2021, were $231,348 and $65,095, respectively, increasing $166,253 or 255.4%. Total operating expenses as a percent of revenue during the three months ended December 31, 2022, and 2021, were 185.6% and 58.2%, respectively. The increase in total operating expenses was attributable to non-cash impairment expense on goodwill, retail salaries and benefits, rent, investments in corporate infrastructure and other general expenses.

Total Other Income (Expense)

Total other income (expense) for the three months ended December 31, 2022, and 2021, was $21,403 and $47,273, respectively. The decrease for the three-month period was primarily driven by the $23,298 change in the fair value relating to contingent consideration.

Twelve Months Ended December 31, 2022 Compared to the Twelve Months Ended December 31, 2021

Revenues, net of Discounts

Revenues, net of discounts for the years ended December 31, 2022, and 2021, were $465,618 and $357,608, respectively, increasing $108,010 or 30.2%. Revenues increased due to Ayr’s expansions that occurred throughout 2021 and 2022, where Ayr expanded its footprint from three operating states in January 2021 and ending with eight operating states by December 2022, which increased the retail store count from 9 to 80, over the same period. The key revenue drivers from the expanded footprint include retail sales growth in Florida of approximately 80% year-over-year, as well as increased sales from New Jersey adult-use conversion in the second half of 2022. The increased retail sales were partially offset by an overall decline in wholesale revenues of approximately 20%.

Disaggregation of Revenue

	Year Ended
	December 31, 2022	December 31, 2021
(In thousands)	$	$
Retail revenue	405,140	281,657
Wholesale revenue	60,478	75,951
Total revenue, net	465,618	357,608

Gross Profits

Gross profits for the years ended December 31, 2022, and 2021 were $190,445 and $138,098, respectively, an increase of $52,347 or 37.9%. Gross profit percentage for the year ended December 31, 2022 and 2021 was 40.9% and 38.6%, respectively. Adjusted Gross Profit (non-GAAP) for the years ended December 31, 2022, and 2021, was $248,508 and $207,254, respectively, increasing $41,254 or 19.9%. Adjusted Gross Profit percentage (non-GAAP) for the year ended December 31, 2022 and 2021 was 53.4% and 58.0% respectively. The increase in Gross Profit and Adjusted Gross Profit was directly attributable to the revenue increase as described above. The decrease in Adjusted Gross Profit percentage, was due to price compression across many of the markets (with the exception of New Jersey), which was partially offset by an increase in internal sourcing at retail from 44% to 57%.

Total Operating Expenses

Total operating expenses for the years ended December 31, 2022, and 2021 were $433,462 and $194,105, respectively, increasing $239,357 or 123.3%. Total operating expenses as a percent of revenue during the years ended December 31, 2022, and 2021, were 93.1% and 54.3% respectively. The increase in total operating expenses was attributable to non-cash impairment expense on goodwill,

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

retail salaries and benefits, rent, depreciation and amortization expense, further investment in corporate infrastructure, and general expenses associated with the overall expansion of Ayr’s footprint.

Total Other Income (Expense)

Total other income (expense) for the years ended December 31, 2022 and 2021 was $32,908 and $68,316, respectively. The decrease for the year was primarily driven by the $20,671 change in the fair value amounts of contingent consideration, which is based on a Monte-Carlo simulation guided by various financial metrics, and an increase in interest expense of $14,025 primarily related to the senior secured notes.

Impairment of Goodwill

	Year Ended
	December 31, 2022	December 31, 2021
Impairment of goodwill	$(148,531)	$—
$ change	(148,531)
% change	100%

During the year ended December 31, 2022, the Company recorded impairment of goodwill of $148,531, reducing the carrying value of goodwill acquired across all reporting units as a result of changes in market expectations due to increased competition and price compression.

Income Tax

Income Tax Expense is recognized based on the expected tax payable on the taxable income for the year and the deferred tax, using tax rates enacted at year-end. The deferred tax is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of Section 280E of the United States Internal Revenue Code under which the Company is generally only allowed to deduct expenses directly related to cost of goods sold. Therefore, Ayr can have income tax even when it records a net loss.

Total income tax expense for the years ended December 31, 2022, and 2021 was $45,376 and $29,261 respectively. The current tax expense was $46,934 and $45,820 thousand, respectively, for the years ended December 31, 2022 and 2021. The increase in current tax expense was driven by an increase in gross profit over the respective years. The deferred tax (benefit) expense was $(1,558) and $(16,559), respectively, for the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company had $15,867 and $nil, respectively net operating loss carry forwards which will begin to expire in 2042.

Net loss attributable to Ayr Wellness Inc.

Net loss for the years ended December 31, 2022, and 2021 was $245,466 and $16,952, respectively. The decrease was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Liquidity and Capital Resources as of December 31, 2022

Selected Liquidity and Capital Resource Information

	December 31, 2022	December 31, 2021
(In thousands)	$	$
Cash	80,640	154,342
Total current assets	213,527	266,067
Total assets	1,763,880	1,859,912
Total current liabilities	228,994	152,336
Total liabilities	928,556	839,849
Total shareholders’ equity	835,324	1,020,063

As of December 31, 2022, the Company had cash of $80,640 and working capital of $(15,467) compared to December 31, 2021, the Company had cash of $154,342, and working capital of $113,731. The overall decrease in working capital is primarily due to a decrease in cash of $73,702, an increase in the current portion of debts payable of $32,411, an increase in contingent consideration related to GSD NJ LLC (“GSD”) of $23,561 (of which an approximate $10,000 relates to cash), and an increase in income tax payable of $17,091. This was partially offset by an increase in inventory of $21,690. Excluding non-cash contingent consideration, working capital increases $53,429 to a positive $37,962.

Summary of Future Commitments

(In thousands)
Year	Operating leases	Finance leases	Debt	Construction finance	Contingent consideration	Total
2023	$28,694	$12,862	$40,523	$—	$63,429	$145,508
2024	28,362	11,395	337,642	—	26,661	404,060
2025	27,919	5,466	33,282	—	—	66,667
2026	27,276	3,390	1,874	—	—	32,540
2027	26,007	2,302	29,870	—	—	58,179
Thereafter:	236,700	8,356	—	36,181	—	281,237
Total commitments	$374,958	$43,771	$443,191	$36,181	$90,090	$988,191

Summary of Contingent Consideration

(In thousands)
Consideration payment	Current	Non-current	Total
Cash	$10,000	$26,652	$36,652
Promissory notes	14,000	—	14,000
Shares[1]	39,429	9	39,438
Total contingent consideration	$63,429	$26,661	$90,090

1Contingent consideration payable in shares relates to the GSD earn-out provision (the “GSD Earnout”) which has the potential to result in the issuance of a significant number of subordinate voting shares, restricted voting shares, and limited voting shares (collectively, the “Equity Shares”), which could lead to significant dilution at current market prices. The date of the GSD Earnout payment is dependent on the timing of meeting certain business conditions and is expected to occur within the 12-month period following December 31, 2022. The number of Equity Shares issuable under the GSD Earnout are calculated according to a formula based on the closing price of Ayr’s Equity Shares on or around the date of the GSD Earnout payment.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Selected Cash Flow Information

	Year Ended
	December 31, 2022	December 31, 2021
(In thousands)	$	$
Net cash used in operating activities	(34,165)	(27,781)
Net cash used in investing activities	(66,497)	(219,629)
Net cash provided by financing activities	26,960	274,514
Net decrease in cash	(73,702)	27,104
Cash, beginning of period	154,342	127,238
Cash, end of period	80,640	154,342

Operating Activities

Net cash used in operating activities during the years ended December 31, 2022 and 2021 was $34,165 and $27,781 respectively, an increase of $6,384. The increase was driven by an increase in net loss and a decrease in incremental costs to acquire cannabis inventory in a business combination of $238,532 and $37,648, respectively. This was mainly offset by non-cash items related the impairment of goodwill of $148,531, the change in inventory of $32,721, the increase in depreciation and amortization of $31,937, the decrease in the fair value gain on financial liabilities of $20,671, the increase in stock based compensation of $19,667 and the decrease in deferred tax benefit of $15,001.

Investing Activities

Net cash used in investing activities during the years ended December 31, 2022, and 2021 was $66,497 and $219,629, respectively, a decrease of $153,132. The decrease is primarily due to a decrease in cash used for business combinations of $105,628, a decrease in purchases of property, plant, and equipment of $29,133, and an increase in proceeds from the sale of assets of $31,433. This is offset by an increase in capitalized interest of $6,554.

Financing Activities

Net cash provided by financing activities during the years ended December 31, 2022, and 2021 was $26,960 and $274,514, respectively, a decrease of $247,554. The decrease in net cash related to financing activities was primarily due to proceeds from the prior year financing transactions, equity offering, and exercise of warrants of $121,047, $118,052, and $55,692, respectively. This was offset by the increase from the issuance of notes payable of $51,713.

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and contingent consideration and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months from the date of this report. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through additional capital raises. The Company raises capital through issuance of debt, or equity, as necessary, to meet its needs and take advantage of perceived opportunities however there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity or convertible debt securities, could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, and privileges superior to existing Equity Shares. The Company’s long-term liquidity requirements consist primarily of our future ability to generate positive cash flow from operations and ability to refinance existing debt on acceptable terms.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Share Capital

As of December 31, 2022, and 2021, the Company had share capital of $1,349,713 and $1,289,827, respectively, consisting of additional paid-in capital.

Outstanding Shares

Issued and Outstanding	December 31, 2022	December 31, 2021
(in thousands)
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	6,512	15,150
Restricted Voting Shares	2,816	11,454
Limited Voting Shares	51,581	29,733
Exchangeable Shares	6,044	7,368
Treasury Stock	(645)	(568)

Total number of shares	70,004	66,833

As of December 31, 2022, the Company had 2,874 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 6,628 restricted exchangeable share units, of which 1,300 are market and performance based, and 165 Equity Shares issuable upon the exercise of options. As of December 31, 2021, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 8,100 restricted exchangeable share units, of which 1,300 are market and performance based, and 198 Equity Shares issuable upon the exercise of options.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 15 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Subsequent Events

See Note 18 in the financial statements for the Company’s disclosures on subsequent events.

Related Party Transactions

See Note 10 in the financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.20 in the financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.21 in the financial statements for the Company’s action on recent accounting pronouncements.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2022 and 2021

(Expressed in United States Dollars, in thousands, except share amounts)

Risk Factors

Please refer to the Company’s base shelf prospectus dated November 30, 2022 and subsequent amendments, the Company’s management information circular dated May 26, 2022, and the Annual Information Form, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.